The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

April 8, 2004

Office of International [redacted]
Division of Corporate I
Securities and Exchang
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

RETURN OF SUBSTITUTIONAL PORTION OF PENSION FUND

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw
4/14

April 2, 2004

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
Head office address: 33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

Return of Substitutional Portion of Pension Fund

Mitsui Trust Holdings, Inc. hereby announces that the pension fund of its group, The Chuo Mitsui Trust and Banking Co., Ltd. Pension Fund, received approval of the exemption from payments of benefits related to future employee services in respect of substitutional portion of the fund. The approval was received from the Minister of Health, Labor and Welfare on March 31, 2004, based on the Law Concerning Defined-Benefit Corporate Pension Plans.

Mitsui Trust Holdings, Inc. and its subsidiaries applied the transitional measures stipulated in the 'Practical Guideline Concerning Retirement Benefit Accounting (Interim Report)' - (JICPA Accounting Committee Report No. 13) Section 47-2. As a result, the elimination of retirement benefit obligations in respect of the substitutional portion of the pension fund has been recognized as of the date of approval.

In consequence of the above, an extraordinary profit of approximately 18 billion yen is expected to be recorded for the fiscal year ended March 31, 2004.

There is no change to our projected financial results for the term through March 2004.

[For inquiries concerning this matter]
Public Relations Group
Planning and Coordination Department
Phone: +81-3-5232-8827

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Yusuke Hosokawa
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Settlement Administration Department